UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE


							November 8, 2006


via facsimile and U.S. mail

Mr. Scott Caldwell
President, Chief Executive Officer and
   Chief Financial Officer
Allied Nevada Gold Inc.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

	Re:	Allied Nevada Gold Inc.
		Registration Statement on Form 10
      Filed October 30, 2006
		File No. 001-33119

Dear Mr. Caldwell:

	This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain a comparable deficiency.

General

1. It appears that you are relying on the exemption set forth in
Section 3(a)(10) of the Securities Act of 1933 in regard to the issuance of Allied Nevada Gold securities as part of the Arrangement.
Please refer to Staff Legal Bulletin No. 3R, dated October 20,
1999
and provide us with an analysis of the applicability of this exemption to the Arrangement.




Audited Consolidated Financial Statements for the Years Ended
December 31, 2005, 2004 and 2003 of Vista Gold Corp. - Nevada exploration properties

2.	It appears that Vista Gold Corp. - Nevada exploration
properties
is your predecessor. Please provide audited financial statements of
Vista Gold Corp. - Nevada exploration properties for the years ended
December 31, 2005, 2004 and 2003 that are prepared under US GAAP. Refer to Item E of the International Reporting and Disclosure Issues in the Division of Corporation Finance which can be located on our website at:


http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P7
36_115637.

	You are advised that the registration statement will become effective through operation of law on December 30, 2006, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

	Please direct questions in regard to the accounting issues to Jennifer Goeken at (202) 551-3721, or in her absence, Jill Davis,
Branch Chief, at (202) 551-3683. You may direct any other questions to Donna Levy at (202) 551-3292, or in her absence, me at (202)
551-
3745.


							Sincerely,



							H. Roger Schwall
							Assistant Director


Cc: J. Davis
      J. Goeken
      D. Levy
Mr. Scott Caldwell
Allied Nevada Gold Inc.
November 8, 2006
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